EXHIBIT (a)(2)

SAMPLE LETTER ACCOMPANYING TRANSMITTAL LETTER

December 11, 2002

Dear Optionholder:

The Board of Directors of Knight Trading Group, Inc. (the “Company”) has determined that officers and employees of the Company currently holding stock options at prices in excess of $14.00 may, at their discretion, choose to exchange all or part of these stock option grants (so long as all options at a specific exercise price are exchanged) for new options that the Company will grant. Employees who have been granted new options since June 1, 2002 are not eligible to participate in this offer. Members of the Board of Directors and executive officers of the Company are also not eligible to participate in this offer. A summary of your stock option grants, which you may choose to exchange in whole or in part (so long as all options at a specific exercise price are exchanged), if at all, is part of the Letter of Transmittal attached for your review and completion. Subject to the terms and conditions of this Offer to Exchange, in exchange for your options we will issue new options no earlier than the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. The options you tender for exchange will be replaced with a new option covering 1 share for every 2½ shares covered by the exchanged option. The new options will have exercise prices per share equal to the average of the high and low trading prices of our common stock on the Nasdaq National Market on the trading day immediately prior to the date of the grant. The new options will have a two year vesting schedule, with 25% vesting after the one year anniversary of the date of grant and the remaining 75% vesting on the second anniversary of the date of grant, irrespective of whether your exchanged options were fully vested. The new options will have a five year term and will have substantially similar terms and conditions as those options exchanged, except for the shorter vesting period. By participating in this Offer to Exchange, you will not be eligible to receive any additional option grants prior to the grant of new options pursuant to this Offer to Exchange.

On the Letter of Transmittal are blanks you must complete and sign, whether or not you choose to exchange any stock options. Please carefully review the Offer to Exchange and the Letter of Transmittal (including the documents incorporated by reference), consult with your personal advisor, mail or otherwise deliver the Letter of Transmittal and any other required documents, including the option agreement(s) evidencing your options to be exchanged, fill in the chart attached as Exhibit A, sign it and return it to Karen Doeblin, Senior Vice President, Director of Human Resources at 525 Washington Boulevard, Jersey City, NJ 07310 by January 17, 2003 at 5:00 p.m. Eastern Standard Time even if you decide not to exchange any stock options.

The Board has recognized that stock options, granted at prices considerably above the recent stock market price for the Company’s common stock, provide limited opportunity for incentives under the Company’s stock option plan. Notwithstanding this offer to you to exchange your stock options, the Board remains committed to the Company’s past practice of providing incentive opportunity to officers and key employees through the grant of stock options. This is consistent with the Company’s compensation philosophy of providing competitive base salaries, benefit plans, and long-term incentive compensation, including stock option grants.

Please call Karen Doeblin, Senior Vice President at (201) 222-9400 if you have any questions.

Sincerely,

/s/    Thomas M. Joyce

Thomas M. Joyce
President and Chief Executive Officer